February 7, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Sugar Creek Financial Corp.

Registration Statement on Form S-1

Request for Acceleration of Effectiveness

File No. 333-192700

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement on Form S-1, Sugar Creek Financial Corp. (the “Company”) hereby requests that said Registration Statement on Form S-1 be declared effective on Tuesday, February 11, 2014, at 10:00 a.m., Eastern time, or as soon thereafter as practicable.

Furthermore, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please telephone Sean P. Kehoe of Kilpatrick Townsend & Stockton LLP at 202.508.5881.

Very truly yours,

SUGAR CREEK FINANCIAL CORP.

/s/ Robert J. Stroh, Jr.
Robert J. Stroh, Jr.
Chairman, Chief Executive Officer and Chief Financial Officer

cc:	Christian Windsor, U.S. Securities and Exchange Commission

Jessica Livingston, U.S. Securities and Exchange Commission

28 West Broadway • P.O. Box 59 • Trenton, IL 62293 • Telephone (618) 224-9228